SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                                  Luby's, Inc.
                                  ------------
                                (Name of Issuer)

                          Common Stock, par value $0.32
                          -----------------------------
                         (Title of Class of Securities)

                                    549282101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 18, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                          -------------------
CUSIP No. 549282101                    13D                    Page 2 of 22 Pages
-------------------                                          -------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   PARCHE, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     271,200
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            271,200
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     271,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 549282101                    13D                    Page 3 of 22 Pages
-------------------                                          -------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,423,800
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,423,800
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,423,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 549282101                    13D                    Page 4 of 22 Pages
-------------------                                          -------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           RCG STARBOARD ADVISORS, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,695,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,695,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,695,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 549282101                    13D                    Page 5 of 22 Pages
-------------------                                          -------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,695,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,695,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,695,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 549282101                    13D                    Page 6 of 22 Pages
-------------------                                          -------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                C4S & CO., L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,695,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,695,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,695,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 549282101                    13D                    Page 7 of 22 Pages
-------------------                                          -------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 PETER A. COHEN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,695,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,695,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,695,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 549282101                    13D                    Page 8 of 22 Pages
-------------------                                          -------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MORGAN B. STARK
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,695,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,695,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,695,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 549282101                    13D                    Page 9 of 22 Pages
-------------------                                          -------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,695,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,695,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,695,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 10 of 22 Pages
-------------------                                          -------------------

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS W. STRAUSS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,695,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,695,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,695,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 11 of 22 Pages
-------------------                                          -------------------

            The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1. Security and Issuer.

            This statement relates to shares of the Common Stock, par value $.32 per share (the "Shares"), of Luby's, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 13111 Northwest Freeway Suite 600, Houston, Texas 77040.

Item 2. Identity and Background.

      (a) This statement is filed by:

            (i) Parche, LLC, a Delaware limited liability company ("Parche"), with respect to the Shares directly and beneficially owned by it;

            (ii) Starboard Value and Opportunity Master Fund Ltd., a Cayman Islands exempted company ("Starboard"), with respect to the Shares directly and beneficially owned by it;

            (iii) RCG Starboard Advisors, LLC, a Delaware limited liability company ("RCG Starboard Advisors"), which serves as the investment manager of Starboard and the managing member of Parche;

            (iv) Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), which serves as the sole member of RCG Starboard Advisors;

            (v) C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), which serves as managing member of Ramius Capital;

            (vi) Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

            (vii) Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

            (viii) Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

            (ix) Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S;

            Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 12 of 22 Pages
-------------------                                          -------------------

            (b) The address of the principal office of each of Parche, RCG Starboard Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The address of the principal office of Starboard is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of Starboard and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            (c) The principal business of each of Starboard and Parche is serving as a private investment fund. Each of Starboard and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The principal business of RCG Starboard Advisors is acting as the investment manager of Starboard and the managing member of Parche. Ramius Capital is engaged in money management and investment advisory services for third parties and proprietary accounts. C4S serves as managing member of Ramius Capital. Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

            (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            The Shares purchased by Parche and Starboard were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase cost of the 1,695,000 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $16,452,757.00, including brokerage commissions.

            Certain of the Shares reported in the Statement as owned by Parche were acquired in private transactions with various transferors for which Ramius Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the sole member of RCG Starboard Advisors, which is the managing member of Parche. Parche acquired from such transferors an aggregate of 204,000 Shares on July 18, 2007 at a per Share price of $9.5000, equal to the last reported sales price on the New York Stock Exchange on the date the transaction was completed, or an aggregate of $1,938,000. The total of 204,000 Shares transferred to Parche were initially acquired by the transferors for an aggregate of approximately

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 13 of 22 Pages
-------------------                                          -------------------

$2,006,872.00 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Shares: 06/05/07 purchased 8,000 Shares at a price per Share of $9.5079; 06/06/07 purchased 4,624 Shares at a price per Share of $9.6487; 06/07/07 purchased 6,800 Shares at a price per Share of $9.5236; 06/08/07 purchased 3,712 Shares at a price per Share of $9.7220; 06/11/07 purchased 8,864 Shares at a price per Share of $10.0007; 06/12/07 purchased 18,752 Shares at a price per Share of $9.3706; 06/13/07 purchased 1,728 Shares at a price per Share of $9.4426; 06/14/07 purchased 7,840 Shares at a price per Share of $9.4707; 06/15/07 purchased 5,440 Shares at a price per Share of $9.4944; 06/18/07 purchased 1,264 Shares at a price per Share of $9.4914; 06/20/07 purchased 8,528 Shares at a price per Share of $9.4957; 06/21/07 purchased 4,800 Shares at a price per Share of $9.4830; 06/26/07 purchased 10,048 Shares at a price per Share of $9.9061; 06/28/07 purchased 6,112 Shares at a price per Share of $9.9792; 06/29/07 purchased 3,488 Shares at a price per Share of $10.0020; and 07/18/07 sold 204,000 Shares at a price per Share of $9.5000. All purchases of Shares referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Persons do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4. Purpose of Transaction.

            The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            On July 30, 2007, RCG Starboard Advisors delivered a letter to the President and Chief Executive Officer and Board of Directors of the Issuer expressing its belief that the Issuer's Shares are undervalued. The letter urged the Company to promptly take the appropriate steps to unlock intrinsic value by engaging a strategic advisor to assist the Issuer in either (i) executing a sale leaseback on a substantial portion of its owned real estate with a coincident stock buyback and special dividend or (ii) pursuing a sale of the Company for an appropriate premium. The letter is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

            No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 14 of 22 Pages
-------------------                                          -------------------

the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

            The aggregate percentage of Shares reported owned by each person named herein is based upon 26,153,799 Shares outstanding, as of June 11, 2007, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 15, 2007.

A. Parche

      (a)   As of the date of this filing, Parche beneficially owns 271,200
            Shares.

            Percentage: 1.0% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 271,200
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 271,200
            4. Shared power to dispose or direct the disposition: 0

      (c) The transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

B. Starboard

      (a) As of the date of this filing, Starboard beneficially owns 1,423,800 Shares.

            Percentage: 5.4% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,423,800
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,423,800
            4. Shared power to dispose or direct the disposition: 0

      (c) The transactions in the Shares by Starboard during the past 60 days are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

C. RCG Starboard Advisors

      (a) As of the date of this filing, as managing member of Parche and the investment manager of Starboard, RCG Starboard Advisors may be deemed the beneficial owner of (i) 271,200 Shares owned by Parche and (ii) 1,423,800 Shares owned by Starboard.

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 15 of 22 Pages
-------------------                                          -------------------

            Percentage: 6.5% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,695,000
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,695,000
            4. Shared power to dispose or direct the disposition: 0

      (c) RCG Starboard Advisors did not enter into any transactions in the Shares during the past 60 days. The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

D. Ramius Capital

      (a) As of the date of this filing, as the sole member of RCG Starboard Advisors Ramius Capital may be deemed the beneficial owner of (i) 271,200 Shares owned by Parche and (ii) 1,423,800 Shares owned by Starboard.

            Percentage: 6.5% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,695,000
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,695,000
            4. Shared power to dispose or direct the disposition: 0

      (c) Ramius Capital did not enter into any transactions in the Shares during the past 60 days. The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

E. C4S

      (a) As of the date of this filing, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of (i) 271,200 Shares owned by Parche and (ii) 1,423,800 Shares owned by Starboard.

            Percentage: 6.5% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 1,695,000
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,695,000
            4. Shared power to dispose or direct the disposition: 0

      (c) C4S did not enter into any transactions in the Shares during the past 60 days. The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 16 of 22 Pages
-------------------                                          -------------------

F. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a) As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 271,200 Shares owned by Parche and (ii) 1,423,800 Shares owned by Starboard.

            Percentage: 6.5% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 1,695,000
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 1,695,000

      (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares during the past 60 days on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

      (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            On July 30, 2007, Starboard, Parche, RCG Starboard Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss (collectively, the "Group") entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

            Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 17 of 22 Pages
-------------------                                          -------------------

Item 7. Material to be Filed as Exhibits.

      99.1 Joint Filing Agreement by and among Parche, Starboard, RCG Starboard Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss, dated July 30, 2007.

      99.2 Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated March 11, 2005.

      99.3 Letter from RCG Starboard Advisors to the President and Chief Executive Officer and Board of Directors of the Issuer, dated July 30, 2007.

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 18 of 22 Pages
-------------------                                          -------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2007

PARCHE, LLC                                    RCG STARBOARD ADVISORS, LLC

By: RCG Starboard Advisors, LLC, its           By: Ramius Capital Group, L.L.C.,
managing member                                its sole member

STARBOARD VALUE AND                            RAMIUS CAPITAL GROUP, L.L.C.
OPPORTUNITY MASTER FUND LTD.                   By: C4S & Co., L.L.C.,
                                               as managing member
By: RCG Starboard Advisors, LLC, its
investment manager                             C4S & CO., L.L.C.


                           By: /s/ Jeffrey M. Solomon
                               --------------------------
                           Name: Jeffrey M. Solomon
                           Title: Authorized Signatory


/s/ Jeffrey M. Solomon
----------------------------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 19 of 22 Pages
-------------------                                          -------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days

        Shares of Common Stock                        Price Per                              Date of
           Purchased / (Sold)                          Share($)                          Purchase / Sale
           ------------------                          --------                          ---------------

                                                     PARCHE, LLC
                                                     -----------
               204,000*                                 9.5000                               07/18/07
                 6,656                                  9.4036                               07/18/07
                24,000                                  9.4561                               07/18/07
                17,264                                  9.4997                               07/19/07
                   144                                  9.4961                               07/19/07
                 6,160                                  9.4968                               07/20/07
                 1,872                                  9.4920                               07/20/07
                   240                                  9.4740                               07/23/07
                10,864                                  9.4936                               07/24/07

                                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                                    ------------------------------------------------

                42,000                                  9.5079                               06/05/07
                24,276                                  9.6487                               06/06/07
                35,700                                  9.5236                               06/07/07
                19,488                                  9.7220                               06/08/07
                46,536                                 10.0007                               06/11/07
                98,448                                  9.3706                               06/12/07
                 9,072                                  9.4426                               06/13/07
                41,160                                  9.4707                               06/14/07
                28,560                                  9.4944                               06/15/07
                 6,636                                  9.4914                               06/18/07
                44,772                                  9.4957                               06/20/07
                25,200                                  9.4830                               06/21/07
                52,752                                  9.9061                               06/26/07

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 20 of 22 Pages
-------------------                                          -------------------

                32,088                                  9.9792                               06/28/07
                18,312                                 10.0020                               06/29/07
                34,944                                  9.4036                               07/18/07
               126,000                                  9.4561                               07/18/07
                90,636                                  9.4997                               07/19/07
                   756                                  9.4961                               07/19/07
                32,340                                  9.4968                               07/20/07
                 9,828                                  9.4920                               07/20/07
                 1,260                                  9.4740                               07/23/07
                57,036                                  9.4936                               07/24/07

----------
* Shares were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

-------------------                                          -------------------
CUSIP No. 549282101                    13D                   Page 21 of 22 Pages
-------------------                                          -------------------

                                   SCHEDULE B

   Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position              Principal Occupation                                Principal Business Address
-----------------              --------------------                                --------------------------

Mark Mitchell                  Partner of Ramius Capital Group, L.L.C.             666 Third Avenue
Director                                                                           26th Floor
                                                                                   New York, New York 10017

Jeffrey M. Solomon             Managing Member of C4S & Co., L.L.C.,               666 Third Avenue
Director                       which is the Managing Member of Ramius              26th Floor
                               Capital Group, L.L.C.                               New York, New York 10017

CFS Company Ltd.               Nominee Company registered with Cayman              c/o Citco Fund Services (Cayman
Director                       Islands Monetary Authority and is                   Islands) Limited
                               affiliated with Administrator of the                Corporate Center
                               Fund                                                West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

CSS Corporation Ltd.           Affiliate of the Administrator of the               c/o Citco Fund Services (Cayman
Secretary                      Fund                                                Islands) Limited
                                                                                   Corporate Center
                                                                                   West Bay Road
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

                                  EXHIBIT INDEX

      Exhibit                                                                      Exhibit Number
      -------                                                                      --------------

1.    Joint Filing Agreement by and among Parche, Starboard RCG Starboard
      Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr.
      Strauss, dated July 30, 2007.                                                     99.1

2.    Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss
      and Jeffrey M. Solomon, dated March 11, 2005.                                     99.2

3.    Letter from RCG Starboard Advisors to the President and Chief Executive           99.3
      Officer and Board of Directors of the Issuer, dated July 30, 2007.